AKERNA CORP.

1550 Larimer Street #246

Denver, Colorado 80202

June 14, 2021

Via EDGAR

Securities and Exchange Commission

ATTN: Matthew Crispino

100 F Street, NE
Washington, D.C. 20549

Re:       Akerna Corp. – Request for Acceleration

Registration Statement on Form S-3

Filed on June 8, 2021

File No. 333-256878

Ladies and Gentlemen:

On behalf of Akerna Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-256878) to permit said Registration Statement to become effective at 4:00 p.m. Eastern Time on June 16, 2021, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Akerna Corp.

/s/ John Fowle
John Fowle
Chief Financial Officer